Exhibit 99.1

Ostin Technology Group Announces Effective Date of Reverse Share Split

Nanjing, China, Dec. 19, 2024 (GLOBE NEWSWIRE) -- Ostin Technology Group Co., Ltd. (“the Company”) (Nasdaq: OST), a leading supplier of display modules and polarizers based in China, today announced that it has resolved to effect a reverse share split of the Company’s ordinary shares, with the split ratio set at 1-for-10 (the “The Reverse Share Split”). The Reverse Share Split was approved by the Company’s shareholders at an extraordinary general meeting held on November 25, 2024. The Company’s Class A ordinary shares will begin trading on an adjusted basis, reflecting the Reverse Share Split, on December 26, 2024, under the existing ticker symbol “OST.” The new CUSIP number for the Company’s Class A ordinary shares will be G67927114.

Upon the effectiveness of the Reverse Share Split, every ten shares of the Company’s issued and outstanding Class A ordinary shares as of the effective date will automatically be combined into one Class A ordinary share. This adjustment will reduce the total number of outstanding Class A ordinary shares of the Company from approximately 18.1 million to approximately 1.81 million.

In conjunction with the Reverse Share Split, the Company also amended its Memorandum of Association to proportionately reduce the number of authorized shares for issuance and to adjust the par value of the post-reverse share split ordinary shares to $0.001 per share.

The Reverse Share Split is part of the Company’s efforts to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price of at least $1.00 per share of the Company’s ordinary shares.

No fractional shares will be issued; instead, shareholders who would otherwise be entitled to a fractional share will have their entitlement rounded up to the nearest whole share.

Further details regarding the reverse share split and the associated changes to the Company’s share capital can be found in the Company’s notice of extraordinary general meeting, filed with the Securities and Exchange Commission on November 8, 2024.

About Ostin Technology Group Co., Ltd.

Founded in 2010, the Company is a supplier of display modules and polarizers in China. The Company designs, develops, and manufactures TFT-LCD display modules in a wide range of sizes and customized sizes which are mainly used in consumer electronics, outdoor LCD displays, and automotive displays. The Company also manufactures polarizers used in the TFT-LCD display modules.

For more information, please visit http://ostin-technology.com/index.html

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions, and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s forecast on market trends; the Company’s future business development; the demand for and market acceptance for new products; expectation to receive customer orders for new products; the anticipated timing for the marketing and sales of new products; changes in technology; the Company’s ability to attract and retain skilled professionals; client concentration; and general economic conditions affecting the Company’s industry and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Ostin Technology Group Co., Ltd.
ir@austinelec.com

Investor Relations:

Janice Wang
Wealth Financial Services LLC
Phone: +86 13811768599 +1 628 283 9214
Email: services@wealthfsllc.com